EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

Earnings Per Share of Common Stock and Common Stock Equivalents

	Year Ended December 31,
In thousands, except share and per share amounts	2012	2011	2010
Net income (loss)	$63,762	$25,597	$69,578
Basic weighted average shares	14,052,311	14,980,429	16,064,770
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	275,509	202,856	350,496

Diluted weighted average shares	14,327,820	15,183,285	16,415,266
Net income (loss) per common share:
Basic	$4.54	$1.71	$4.33

Diluted	$4.45	$1.69	$4.24